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SEC FILE NUMBER
8-16247

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *07/01/17* (MM/DD/YY) AND ENDING *06/30/18* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Insight Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Central Avenue, Suite 265

(No. and Street)

Highland Park	***Illinois***	***60035***
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARLOS LEGASPY **(224)-632-4700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *of individual, state last, first, middle name*)

1 South Wacker Drive, Suite 800	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **CARLOS LEGASPY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **INSIGHT SECURITIES, INC**, as of **JUNE 30, 2018**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

"OFFICIAL SEAL"
VERONICA FLORES
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 03/07/2021

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Stockholder's Equity.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 - 12
Supplementary Information	
Computation of net capital pursuant to Rule 15c3-1 of the U.S. Securities and Exchange Commission	14
Statement regarding Rule 15c3-3 of the U.S. Securities and Exchange Commission	15

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Stockholder and the Board of Directors of Insight Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Insight Securities, Inc. (the Company) as of June 30, 2018, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
August 29, 2018

Insight Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2018

ASSETS

Cash, restricted cash and cash equivalents	$ 1,835,571
Investments at fair value (Cost $992,223)	995,186
Due from clearing broker	97,621
Other assets	104,065
TOTAL ASSETS	$3,032,443

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable, brokerage accrued commissions and accrued expenses	$ 1,670,099
Stockholder's equity	
Class A stock, 100,000 shares authorized, 33,000 at par of $1 issued, 21,000 outstanding	33,000
Class B stock, 200,000 shares authorized, 102,597 at par of $1 issued, 28,466 outstanding	102,597
Paid-in capital	1,065,500
Retained earnings (Accumulated deficit)	459,607
Treasury stock, at cost	
Class A stock, 12,000 shares	(36,000)
Class B stock, 74,131 shares	(262,360)
Total stockholder's equity	1,362,344
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$3,032,443

The accompanying notes are an integral part of these statements.

Insight Securities, Inc.
STATEMENT OF INCOME
Year ended June 30, 2018

Revenue	
Commissions	
Agency and principal	$17,927,266
Option	739,483
Mutual funds	3,113,710
Insurance	2,685,414
Investment advisory fees	4,433,597
Interest	760,767
Net loss from investment transactions	(8,981)
Total revenue	29,651,256
Operating expenses	
Broker and employee compensation	25,725,864
Brokerage clearing	828,347
Occupancy and other office expenses	344,030
Communications	388,685
Taxes, other than income taxes	209,310
Other expenses	1,384,636
Total operating expenses	28,880,872
Gain before income taxes	770,384
Provision for income taxes	(256,710)
NET INCOME	$ 513,674

The accompanying notes are an integral part of these statements.

Insight Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended June 30, 2018

	Common stock					
	Class A voting	Class B non-voting	Paid-in capital	Retained earnings	Treasury stock	Total stockholder's equity
Balance at July 1, 2017	$33,000	$102,597	$1,065,500	$ (54,067)	$(298,360)	$848,670
Net income	-	-	-	513,674	-	513,674
Balance at June 30, 2018	$33,000	$102,597	$1,065,500	$459,607	$(298,360)	$1,362,344

The accompanying notes are an integral part of these statements.

Insight Securities, Inc.
STATEMENT OF CASH FLOWS
Year ended June 30, 2018

Cash flows from operating activities	
Net income	$ 513,674
Adjustments to reconcile net income to net cash used in operating activities	
Changes in operating assets and liabilities	
Investments, at fair value	(995,186)
Due from clearing broker	75,224
Other assets	183,538
Accounts payable and accrued expenses	52,071
Total adjustments to reconcile net income to net cash used in operating activities	(684,353)
Net cash used in operating activities	(170,679)
Net decrease in cash, restricted cash and cash equivalents	(170,679)
Cash, restricted cash and cash equivalents at beginning of year	2,006,250
Cash, restricted cash and cash equivalents at end of year	$ 1,835,571

The accompanying notes are an integral part of these statements.

NOTE A - NATURE OF BUSINESS

Insight Securities, Inc. (the Company), a wholly owned subsidiary of Intelligenics, Inc. (the Parent Company), acts as an introducing broker/dealer in the purchase and sale of securities and insurance products, and as a registered investment adviser to certain customers on a fee basis. The Company is a broker/dealer registered with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company has an agreement with a clearing broker to clear securities transactions, carry customer accounts on a fully disclosed basis and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of U.S. Securities and Exchange Commission Rules 15c3-3(k)(1) and 15c3-3(k)(2)(ii).

The Company has 27 branches located in Alabama, California, Colorado, Florida, Illinois, Iowa, Massachusetts, Nevada, New York, Pennsylvania and Texas, and has customers, primarily individuals, in numerous states in which the Company is registered.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are maintained in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash, Restricted Cash and Cash Equivalents

Cash restricted cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original or remaining maturity of three months or less from the acquisition date. At times, the Company maintains cash balances at financial institutions in excess of federally insured limits. The Company monitors this credit risk and has not experienced any losses related to this risk.

Restricted cash represents amount on deposit at financial institutions that are legally restricted due to contract terms with the clearing broker, other financial institutions, or due to SEC rules and regulations. Included on the statement of financial condition is a restricted cash deposit with the clearing broker in the amount of $203,959.

Cash and cash equivalents	$1,379,273
Cash at clearing broker	252,339
Restricted cash	203,959
Total cash, restricted cash and cash equivalents	$1,835,571

Investments

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the

market value of the security is different from the contract amount of the transaction. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition.

Securities are financial instruments and are recorded at fair value.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price), in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value is based upon quoted market prices. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, and credit curves. Observable inputs are those that market participants would use in pricing assets or liabilities based on market data obtained from sources independent of the Company. The fair value hierarchy is categorized in three levels based on the inputs as follows.

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based on inputs, other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuations based on inputs that are unobservable in the market place and significant to the overall fair value measurement.

A financial instrument's categorizations within the valuation hierarchy is based upon the lowest level of inputs that is significant to the fair value measurement.

The Company assesses the level of the financial instruments at each measurement date, and transfers between levels are recorded on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair values hierarchy. There were no transfers during the year.

The Company's assets and liabilities recorded at fair value have been categorized upon the fair value hierarchy, see Note E.

Due from Clearing Broker

Due from the clearing broker are the net amounts due to the Company, from the clearing broker for dealer concessions, markups on riskless securities transactions, miscellaneous fees and other charges. Their revenues and expenses result from customer securities transactions introduced by the company and cleared by the clearing broker. Amounts due from and payable to the clearing broker are recorded net of any related

clearing fees and liabilities in due from the clearing broker on the accompanying statement of financial condition in accordance with Financial Accounting Standards Board (FASB) accounting standards codification (ASC) 210, Balance Sheet Offsetting.

Other Assets

Other Assets include amounts relating to mutual fund and insurance commission receivable, receivables from branches, prepaid insurance, and other prepaid expenses. Amounts receivable are recorded net of any related fees and liabilities on the accompanying statement of financial condition in accordance with Financial Accounting Standards Board (FASB) accounting standards codification (ASC) 210, Balance Sheet Offsetting.

Revenue Recognition

All customer security transactions are cleared on a fully disclosed basis with a clearing broker. Commission revenues and related expenses arising from such transactions are recorded on a trade-date basis. Investment advisory fees are accrued and recognized monthly, based on previous quarterly period-end values. Insurance commissions are recognized after both review of the insurance policy to ensure that the policy's outlined terms were agreed upon with the agent and policy holder and the commission is issued by the insurance company. Interest income is accrued and recognized monthly. Unrealized gains or losses are recognized as the differences between cost and fair value of securities positions.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The FASB issued the Accounting Standards Update ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and subsequent updates No. 2015-14, 2016-08, 2016-10, 2016-12, 2016-20, 2017-13, 2017-14 ("ASC Topic 606"). ASC Topic 606 supersedes revenue recognition requirements in Topic 605, *Revenue Recognition*, and other specific revenue guidance and becomes effective for annual reporting periods beginning after December 15, 2017.

The Company has evaluated ASC Topic 606 and has identified its revenues that are within the scope of ASC Topic 606 to determine what effect, if any that the accounting standard updates would have on the financial reporting and accounting policies of the Company. The Company will adopt this guidance effective as of June 30, 2018. The Company has determined that there will be no initial impact as a result of adopting Topic 606, nor does it expect any significant financial statement impact in subsequent periods.

In November 2016, the FASB issued ASU No. 2016-18, *Statement of Cash Flows* (Topic 230) (ASU 2016-18), to eliminate diversity in practice in the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. Under 2016-18, cash or cash equivalents that are subject to restrictions on withdrawal or use should be included in the amount of cash and cash equivalents in the statement of cash flows. Therefore, the starting and ending amounts for the cash flow statement – Cash and cash equivalents at beginning of year and Cash and cash equivalents at end of year – will include (i) unrestricted cash and cash equivalents, and (ii) restricted cash and restricted cash equivalents, with a caption appropriately referencing

the inclusion of restricted amounts. Furthermore, ASU 2016-18 requires the footnotes to the financial statements to disclose the nature of the restrictions on cash, cash equivalents and amounts generally described as restricted cash or cash equivalents. The amendments are effective for fiscal years beginning after December 15, 2017 for public business entities. Early adoption is permitted. The Company is evaluating the impact this ASU will have on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the leasing guidance in Accounting Standards Codification (ASC) 840, Leases. Under ASU 2016-02 lessees are required to recognize the lease assets and lease liabilities for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of income. This guidance is effective for fiscal periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. It requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the impact that adoption of this ASU will have on its financial statements.

Rights and Preferences of Equity Classes

The Company's Stockholder's Equity contains shares of Class A and Class B stock. The only difference between the two classes of stock is the voting rights. Class A is voting, and Class B is non-voting. All outstanding stock is wholly owned by the Parent Company.

Foreign Currency Transactions

The Company's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period.

NOTE C - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2018, the net capital ratio was 1.33 to 1 and the net capital was $1,257,876, which was $1,146,536 in excess of its required net capital of $111,340. Net capital and the related net capital ratio may fluctuate on a day-to-day basis. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

NOTE D – DUE FROM CLEARING BROKER

The amounts due from clearing broker as of June 30, 2018 consist of the following:

Agency and principal commissions	$96,433
Other	1,188
Total	$97,621

NOTE E – FINANCIAL INSTRUMENTS

The Company holds a U.S. Government treasury bill with less than three months to maturity and options securities. All instruments are subject to market risk – the risk that future changes in market conditions may make an instrument less valuable. As this instrument is carried at market value, changes directly affect income. The market risk associated with government treasury bills is minimal.

As of June 30, 2018, the fair market value of the Company's U.S. treasury bill with less than three months to maturity is $992,186, and the Company's option securities is net $3,000. Both financial instruments are deemed a Level 1 investment.

NOTE F - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable, brokerage accrued commissions and accrued expenses consist of the following at June 30, 2018:

Accrued commissions	$1,365,463
Due to clearing broker	3,310
Due for seminar	38,750
Reserve for legal	95,151
Deferred tax liability	48,503
Other	118,922
Total	$1,670,099

NOTE G - INCOME TAXES

The Company is included in the consolidated income tax returns filed by the Parent Company. For financial reporting purposes, the provisions for federal and state income taxes are calculated on a separate-company basis.

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. As of June 30, 2018, the Company had a deferred tax liability of $48,503.

The differences between the income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense at June 30, 2018, were not significant. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. The Company applied this accounting policy to the 2013, 2014, 2015, 2016 and 2017 tax positions, all open tax years. As of June 30, 2018, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at June 30, 2018. Interest or penalties on income taxes, if incurred, are recognized on the statement of income.

NOTE H - RELATED-PARTY TRANSACTIONS

The Company leases equipment on a month-to-month basis from an affiliate related through common ownership. Equipment rental expense under this arrangement for the year ended June 30, 2018 was $136,200 and is included within other operating expenses.

In addition, the Company leases building space from the Parent Company on a month-to-month basis. Rent expense under this arrangement for the year ended June 30, 2018, was $286,502, and is included within occupancy and other office expenses on the accompanying statement of income.

NOTE I - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Clearing Agreement

In conjunction with the Company's agreement with its clearing broker, the Company has agreed to (1) indemnify and hold the clearing broker harmless against any loss, liability, damage, claim, cost or expense; and (2) maintain a balance with the broker of cash and/or securities of not less than $200,000. Accordingly, the Company is subject to credit risk if the clearing broker is unable to repay the balance on their accounts.

Financial Instruments with Off-balance Sheet Risk

This agreement provides the clearing broker with a lien on all cash and cash equivalents, securities and receivables held by the clearing broker. These liens secure the liabilities and obligations of the Company to the clearing brokers.

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as the principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the

counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in fair values of uncovered positions. There were no such transactions outstanding at June 30, 2018.

Litigation and Arbitration

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management has accrued $95,151 in legal expenses due to various pending litigation. Management does not believe the eventual outcome of any pending litigation in the aggregate will have an additional material adverse effect on the Company's financial statements.

NOTE J - SUBSEQUENT EVENTS

Company management has determined that no additional material events or transactions occurred subsequent to June 30, 2018, and through August 29, 2018, the date Company's financial statements were issued.

SUPPLEMENTARY INFORMATION

Insight Securities, Inc.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
June 30, 2018

Schedule I

Stockholder's equity	$1,362,344
Non-allowable assets	
Other assets	104,468
Total non-allowable assets	104,468
Net capital	$1,257,876
Capital requirements	
Minimum net capital (Greater of $100,000 or 6 2/3% of Aggregate Indebtedness)	$111,340
Net capital in excess of requirement	1,146,536
Net capital, as above	$1,257,876
Ratio of aggregate indebtedness to net capital	1.33
Aggregate indebtedness	
Accounts payable, accrued expenses and other liabilities	$1,670,099

Statement pursuant to Rule 17A-5(d)(4)

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIa filed for the year ended June 30, 2018.

Insight Securities, Inc.
STATEMENT REGARDING RULE 15c3-3 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
June 30, 2018

Schedule II

The Company is exempt from Rule 15c3-3 of the U.S. Securities and Exchange Commission under Paragraphs (k)(1) and (k)(2)(ii) of that rule.

Insight Securities, Inc.

Financial Report

June 30, 2018

Report Pursuant to U.S securities and Exchange Commission Rule 17a-5(e)(3) and Report of Independent Registered Public Accounting Firm.

August 29, 2018

Securities and Exchange Commission
175 W. Jackson
Suite 900
Chicago, IL 60604

Attached are 2 copies of the Report Pursuant to SEC Rule 17a-5, Report of Independent Certified Public Accountants, SIPC Supplemental Report, and the Exemption Report for Insight Securities, Inc. as of June 30, 2018.